UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2 )*

                 Public Storage Properties XVII, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             744617 10 1
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            May 21, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 744617 10 1

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       452,648

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       451,900

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             452,648

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             16.31%

   14   Type of Reporting Person*
             CO

             The Statement on Schedule 13D dated February 27, 1996, as amended and restated by Amendment No. 1 dated March 26, 1996 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XVII, Inc., a California corporation (the "Issuer"), is amended by this Amendment No. 2 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the
   Schedule 13D.

   Item 1.   Security and Issuer

             The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

   Item 2.   Identity and Background

             The address of the Reporting Person's principal executive office is 701 Western Avenue, Suite 200, Glendale, California
   91201-2397.

   Item 3.   Source and Amount of Funds or Other Consideration

             The 337,800 Series A Shares acquired by the Reporting Person (as of May 21, 1996) other than in the Merger were purchased for an aggregate cost (including commissions and fees) of approximately $5,692,052, with funds obtained from the Reporting Person's working capital.

   Item 5.   Interest in Securities of the Issuer

             As of May 21, 1996, the Reporting Person beneficially owned 452,648 Series A Shares, representing approximately 16.31% of the 2,775,923 Series A Shares outstanding. The Reporting Person has the sole power to vote all of these shares, has the sole power to dispose of 451,900 of those shares, and has no power to dispose of 748 of these shares.

             During the period commencing March 27, 1996 (i.e., after the date of the last transaction reported in the Schedule 13D) and ending May 21, 1996, the Reporting Person engaged in the following acquisitions of Series A Shares at the following prices (not including commissions or fees):

                          No. of                          Price
                          Series A     Type               per
          Transaction     Shares       of                 Series A
          Date            Bought       Transaction        Share
          -----------     --------     -----------        --------

          3/27/96           600        open market        $16.75
          3/27/96           200        open market        $16.50
          3/28/96           400        open market        $16.75
          3/28/96           400        open market        $16.625
          3/29/96           800        open market        $16.625
          4/01/96           200        open market        $16.875
          4/02/96           800        open market        $17.00
          4/03/96           200        open market        $17.00
          4/04/96           300        open market        $17.00
          4/08/96           800        open market        $16.875
          4/09/96           800        open market        $16.75
          4/10/96         3,700        open market        $17.375
          4/10/96           100        open market        $17.125
          4/11/96           300        open market        $17.25
          4/12/96           800        open market        $17.375
          4/15/96           100        open market        $17.25
          4/16/96           900        open market        $17.375
          4/17/96           200        open market        $17.375
          4/18/96           900        open market        $17.50
          4/19/96           700        open market        $17.50
          4/19/96           200        open market        $17.375
          4/22/96           900        open market        $17.50
          4/23/96           200        open market        $17.375
          4/23/96           400        open market        $17.25
          4/24/96           600        open market        $17.25
          4/25/96         2,600        open market        $17.125
          4/25/96           600        open market        $17.375
          4/26/96           500        open market        $17.25
          4/26/96           100        open market        $17.125
          4/29/96           100        open market        $17.25
          4/29/96           200        open market        $17.125
          4/30/96           400        open market        $17.375
          4/30/96           300        open market        $17.25
          5/01/96           700        open market        $17.125
          5/02/96           700        open market        $17.375
          5/03/96           700        open market        $17.125
          5/06/96           200        open market        $17.25
          5/07/96           800        open market        $17.50
          5/08/96           800        open market        $17.50
          5/09/96           400        open market        $17.50
          5/10/96           400        open market        $17.50
          5/13/96           700        open market        $17.50
          5/14/96           500        open market        $17.25
          5/15/96           700        open market        $17.25
          5/16/96           700        open market        $17.25
          5/20/96           200        open market        $17.25
          5/21/96           800        open market        $17.375

                                      SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  May 29, 1996                PUBLIC STORAGE, INC.


                                       By:  /s/ DAVID GOLDBERG
                                           -------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel